SUPPLEMENT NO. 1 TO	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS DATED NOVEMBER 10, 2009	Registration No. 333-158800

Inland Real Estate Corporation

UP TO $100,000,000 AGGREGATE OFFERING PRICE OF COMMON STOCK

This Supplement No. 1 supplements and should be read in conjunction with, and is subject to the limitations and qualifications set forth in, the prospectus of Inland Real Estate Corporation, dated November 10, 2009 (together, including the base prospectus, the “prospectus”), filed in connection with the offer and sale of shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $100,000,000 from time to time through BMO CAPITAL MARKETS, acting as sales agent, by means of ordinary broker’s transactions on the New York Stock Exchange or in negotiated transactions at market prices prevailing at the time of sale or otherwise as agreed with BMO CAPITAL MARKETS.  Unless otherwise defined in this Supplement No. 1, capitalized and other defined terms used herein have the same meanings as set forth in the prospectus.

This Supplement No. 1 supplements, and to the extent inconsistent with, replaces, the discussion under the heading “U.S. Federal Income Tax Considerations” in the base prospectus, which was part of the registration statement on Form S-3 (Registration No. 333-158800) filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on April 27, 2009 and declared effective on May 6, 2009.  The discussion of material U.S. federal income tax considerations in this prospectus is not tax advice from us to any holder or other person.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page S-4 of the prospectus and the risk factors in documents that we incorporate by reference into our prospectus, such as our most recent Annual Report on Form 10-K.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement No. 1 or the prospectus. Any representation to the contrary is a criminal offense.

BMO CAPITAL MARKETS

The date of this Supplement No. 1 is March 30, 2012

Material United States Federal Income Tax Considerations

The discussion below has been inserted into the prospectus immediately following the section captioned “Use of Proceeds” which begins on page S-6 of the prospectus.

ADDITIONAL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements, and to the extent inconsistent with, replaces, the discussion under the heading “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The discussion under the heading “U.S. Federal Income Tax Considerations,” as supplemented by the following discussion, summarizes (1) the material U.S. federal income tax considerations relating to our qualification and taxation as a REIT and (2) the U.S. federal income tax considerations relating to the ownership and disposition of our capital stock that are likely to be material to a holder of our capital stock.  Shefsky & Froelich Ltd. has acted as our counsel, has reviewed this summary, and is of the opinion that the description of the law and the legal conclusions contained herein are correct in all material respects. This summary is not tax advice from us.

This information is based on:

•                                          the Code;

•                                          current, temporary and proposed Treasury Regulations promulgated under the Code;

•                                          the legislative history of the Code;

•                                          current administrative interpretations and practices of the Internal Revenue Service (the “IRS”); and

•                                          court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices or court decisions may adversely affect the tax considerations contained in this discussion. Any change of this type could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment with respect to matters contained in this discussion, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax considerations.

This summary applies only to persons who hold our capital stock as capital assets within the meaning of Section 1221 of the Code (that is, generally for investment purposes). This summary does not discuss all aspects of federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations (except as specifically discussed below), regulated investment companies, REITs, partnerships (including any entity classified as a partnership for U.S. federal income tax purposes), dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who hold our capital stock through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding our capital stock as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•                                          the acquisition, ownership and sale or other disposition of shares of our capital stock, including the federal, state, local, foreign and other tax consequences;

•                                          our election to be taxed as a REIT for federal income tax purposes; and

•                                          potential changes in the tax laws.

As used in this summary, the term “U.S. holder” means a beneficial owner of shares of our capital stock, that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person (as defined under the Code).

As used in this summary, the term “non-U.S. holder” means a beneficial owner of shares of our capital stock (other than a partnership, including any entity classified as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of our capital stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of shares of our capital stock that are partnerships and partners in those partnerships are urged to consult their tax advisors regarding the United States federal income tax consequences of holding shares of our capital stock.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT TAX ADVICE FROM US. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF HOLDING SHARES OF OUR CAPITAL STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Taxation of the Company

General.   We were formed on May 12, 1994 and elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the tax year ended December 31, 1995. We believe that we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with the tax year ended December 31, 1995. We currently intend to continue to operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Given the complex nature of the REIT qualification requirements, the importance of ongoing factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify” below.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and operation of a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and related administrative and judicial interpretations thereof.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that typically results from investment in a C corporation. A C corporation generally is required to pay tax at the corporate level. Double taxation generally means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. For tax years through 2012, stockholders who are individual United States stockholders generally are taxed on corporate dividends at a maximum rate of 15% (the same as the maximum rate applicable to long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual United States stockholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2012. As long as we qualify as a REIT we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders; however, we will be required to pay federal income tax as follows:

•                                          First, we will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains. For this purpose, REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

•                                          Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under certain circumstances.

•                                          Third, if we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•                                          Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•                                          Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (b) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•                                          Sixth, if we fail to satisfy any of the REIT asset tests discussed below (other than a de minimis failure of the 5% or 10% asset tests, as discussed below), due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the applicable test.

•                                          Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or asset tests) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each failure.

•                                          Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods. Any REIT ordinary income and capital gain net income on which an income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the amount of this tax.

•                                          Ninth, if we acquire any asset from a corporation which is, has been or has acquired the asset from a C corporation in a transaction in which the tax basis of the asset in our hands is determined by reference to the tax basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the applicable recognition period (generally the ten-year period beginning on the date the asset first became held by an entity other than a C corporation, including us, another REIT or an S corporation, whether by acquisition or conversion from a C corporation), then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) the adjusted tax basis in the asset, in each case determined as of the beginning of the applicable recognition period. The results described in this paragraph with respect to the recognition gain assume that certain elections specified in applicable Treasury Regulations either are made or forgone, by us or by the entity from which the assets are acquired, in each case, depending on the date the acquisition occurred.

•                                          Tenth, we will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by any of our “taxable REIT subsidiaries.” See “— Ownership of Interests in Taxable REIT Subsidiaries” below. Redetermined deductions and excess interest generally represent amounts that are deducted by one of our taxable REIT subsidiaries for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•                                          Eleventh, if we elect to retain the proceeds from the sale of assets that result in net capital gain, we will be required to pay tax at regular corporate tax rates on the capital gain; each stockholder will be required to include the stockholder’s proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in the stockholder’s income, and each of our stockholders will receive a credit or refund for the stockholder’s proportionate share of the tax we pay.

•                                          Twelfth, we may be required to pay penalties under certain circumstances, including if we fail to meet certain record keeping requirements.

Requirements for Qualification as a REIT.   The Code defines a REIT as a corporation, trust or association:

(1)                                  that is managed by one or more trustees or directors;

(2)                                  that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)                                  that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

(4)                                  that is not a financial institution or an insurance company within the meaning of the Code;

(5)                                  that is beneficially owned by 100 or more persons;

(6)                                  of which not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include certain specified entities, during the last half of each taxable year;

(7)                                  that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

(8)                                  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), specified tax-exempt entities generally are treated as individuals; other entities, including pension funds, are subject to “look-through” attribution rules to determine the individuals who constructively own the stock held by the entity.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares. These restrictions are intended to, among other purposes, assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described above under the heading “Restrictions on Transfer, Acquisition and Redemption of Shares.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the following sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the Code and applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “— Failure to Qualify” below.

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships and Limited Liability Companies.   We own and operate one or more properties through partnerships and limited liability companies. Treasury Regulations provide that if we are a partner in a partnership, we are deemed to own our proportionate share of the assets of the partnership based on our interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, we are deemed to be entitled to our proportionate share of the income of the partnership. The assets and gross income of the partnership retain the same character in our hands for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include the partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies below in “— Tax Aspects of Partnerships and Limited Liability Companies.” The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are classified as partnerships for U.S. federal income tax purposes.

We have direct or indirect control of certain partnerships and limited liability companies and intend to continue to operate them in a manner consistent with the requirements for qualification as a REIT. From time to time we may be a limited partner or non-managing member in certain partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in the entity. In addition, a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and we might not become aware of the action in time to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In this case, unless we are entitled to relief, as described below, we will fail to qualify as a REIT.

Ownership of Interests in Qualified REIT Subsidiaries.   We may from time to time own and operate certain properties through wholly owned corporate subsidiaries (including an entity which is treated as an association classified as a corporation for U.S. federal income tax purposes) that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock, and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation for U.S. federal income tax purposes. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code, including the REIT qualification tests. Thus, in applying the federal tax requirements described herein, any corporations in which we own a 100% interest (other than any taxable REIT subsidiaries) are disregarded, and all assets, liabilities and items of income, deduction and credit of these corporations are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of the issuer’s securities or more than 5% of the value of our total assets. See “—Asset Tests” below.

Ownership of Interests in Taxable REIT Subsidiaries.   A taxable REIT subsidiary is a corporation other than another REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns, directly or indirectly, securities possessing more than 35% of the total voting power or value of the securities of the corporation. A taxable REIT subsidiary generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or healthcare facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated, except in certain limited circumstances permitted by the Code. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. We currently own interests in three taxable REIT subsidiaries, and may acquire interests in additional taxable REIT subsidiaries in the future. Our ownership of securities of our taxable REIT subsidiaries will not be subject to the 5% or 10% asset tests described below. See “— Asset Tests” below.

Unlike a qualified REIT subsidiary, the income and assets of a taxable REIT subsidiary are not attributed to us for purposes of the conditions that we must satisfy to maintain our REIT status. Accordingly, the separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. Rather, for REIT asset and income testing purposes, we take into account our interest in a taxable REIT subsidiary’s securities and the income and gain we derive therefrom. A taxable REIT subsidiary or other taxable corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. A taxable REIT subsidiary may engage in activities or hold assets that are not permitted to be performed or held directly by us or a partnership in which we are a partner without affecting REIT compliance, such as providing certain services to tenants or others (other than in connection with the operation or management of a lodging or healthcare facility). However, certain restrictions are imposed on our ability to own, and our dealings with, taxable REIT subsidiaries. These restrictions are intended to ensure that taxable REIT subsidiaries comprise a limited amount of our business (the securities of our taxable REIT subsidiaries cannot comprise more than 25% of the value of our total assets) and that taxable REIT subsidiaries remain subject to an appropriate level of federal income taxation.  See “— Income Tests,” “— Penalty Tax,” and “— Asset Tests” below.

Ownership of Interests in Subsidiary REITs.   We have interests in INP REIT I, LLC, a Delaware limited liability company, and INP REIT II, LLC, a Delaware limited liability company, each of which elected to be taxed as a REIT commencing with its taxable year ended December 31, 2010. INP Retail, L.P., a Delaware limited partnership, owns 100% of the common interests in each of INP REIT I and INP REIT II.  We own 100% of the interests in the general partner of INP Retail, L.P., INP Retail Management Company, LLC, a Delaware limited liability company, and we own 55% of the limited partner interests in INP Retail, L.P.

INP REIT I, LLC and INP REIT II, LLC are subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. We believe that they are organized and have operated and will continue to operate in a manner to permit each of them to qualify for taxation as a REIT for federal income tax purposes from and after the effective date of its REIT election. However, if either of them fails to qualify as a REIT, then (i) it will become subject to regular U.S. corporation income tax, as described herein, see “— Failure to Qualify” below, and (ii) our ownership of its interests (through INP Retail, L.P.) will cease to be a qualifying real estate asset for purposes of the 75% asset test and will become subject to the 5% asset test, the 10% vote test, and the 10% value test generally applicable to our ownership in corporations other than REITs, qualified REIT subsidiaries and TRSs. See “— Asset Tests” below. In such a case, it is possible that we would not meet the 10% vote test and the 10% value test with respect to our indirect interest in the entity, and we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. We may implement protective arrangements intended to avoid such an outcome if either INP REIT I, LLC or INP REIT II, LLC fails to qualify as a REIT, but there can be no assurance that such protective arrangements will be effective to avoid the resulting adverse consequences to us. In this event, we would fail to qualify as a REIT unless we or unless INP REIT I, LLC or INP REIT II, LLC, as applicable, could avail itself of certain relief provisions.

Income Tests.   We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, from certain investments relating to real property or mortgages on real property, including income from investments in other real estate investment trusts and  “rents from real property” and, in certain circumstances, interest, or income from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities not held for sale to customers, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, an amount that depends in whole or in part on the income or profits of a debtor is not excluded from the term “interest” to the extent the amount is attributable to qualified rents received by the debtor if the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements described above only if all of the following conditions are met:

•                                          The amount of rent must not be based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, an amount that depends in whole or in part on the income or profits of a tenant is not excluded from the term “rents from real property” to the extent the amount is attributable to qualified rents received by the tenant if the tenant derives substantially all of its income from the subleasing of substantially all of the leased property.

•                                          We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by our taxable REIT subsidiary are substantially comparable to rents paid by our other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if the modification increases the rents due under the lease.  Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and the modification results in an increase in the rents payable by the taxable REIT subsidiary, any increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of the taxable REIT subsidiary. In addition, rents paid by a taxable REIT subsidiary to its parent REIT will qualify as “rents from real property” in connection with a lease of a qualified lodging facility or a qualified healthcare property if an eligible independent contractor operates the facility or property.

•                                          Rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of rent attributable to the personal property will not qualify as “rents from real property”.

•                                          We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may perform services, however, that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. Notwithstanding the rule regarding the direct provision of services by us, we may employ a taxable REIT subsidiary, which may be wholly or partially owned by us, or an independent contractor, so long as we derive no revenue from the independent contractor, to provide both customary and non-customary services to our tenants and the provision of these services by the taxable REIT subsidiary or independent contractor will not cause the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT.

Income we receive that is attributable to the rental of parking spaces at our properties constitutes rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other requirements are met. We believe that the income we receive that is attributable to parking spaces meets these tests and, accordingly, constitutes rents from real property for purposes of the REIT gross income tests.

From time to time, we enter into hedging transactions with respect to interest rate exposure or currency rate fluctuations on one or more of our assets or liabilities. The hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income we derive from a hedging transaction entered into on or prior to July 30, 2008, is nonqualifying income for purposes of the 75% gross income test. Except to the extent provided by Treasury Regulations, however, income from a hedging transaction, including gain from the sale or disposition of a transaction, entered into prior to January 1, 2005, is qualifying income for purposes of the 95% gross income test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. Income from a hedging transaction entered into on or after January 1, 2005, and not after July 30, 2008, that is clearly identified as specified in the Code and that hedges indebtedness incurred by us to acquire or carry real estate does not constitute gross income for purposes of the 95% gross income test, and therefore is exempt from this test.  Income from a hedging transaction entered into after July 30, 2008, that is clearly identified as specified in the Code and that either (i) hedges indebtedness incurred or to be incurred by us to acquire or carry real estate or (ii) manages risk of currency fluctuations with respect to any item of income that qualifies under the 75% gross income test or the 95% gross income test, in each case, does not constitute gross income for purposes of the 75% gross income test or the 95% gross income test, as applicable, and therefore is exempt from these tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by us or to manage risk of currency rate fluctuations with respect to our income or gain. To the extent that we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•                                          following our identification of the failure to meet the 75% gross income test or the 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% gross income test or the 95% gross income test for the taxable year in accordance with Treasury Regulations to be issued; and

•                                          our failure to meet these tests is due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we will be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS may conclude that our failure to satisfy the tests is not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “— Taxation of the Company — General,” even if these relief provisions apply, and we retain our status as a REIT, a tax will be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income.   Any gain that we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business (but excluding foreclosure property), including our share of any gain realized by partnerships, limited liability companies that are classified as partnerships for U.S. federal income tax purposes, or qualified REIT subsidiaries in which we own an interest is treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Code includes a safe-harbor provision that treats a sale as not constituting a prohibited transaction, the income from which is subject to the 100% penalty tax, if the following requirements are met:

•                                          the property sold is a real estate asset for purposes of the asset tests discussed below;

•                                          the REIT has held the property for at least two years;

•                                          aggregate expenditures made by the REIT during the two-year period preceding the date of the sale that are includible in the tax basis of the property do not exceed 30% of the net selling price of the property;

•                                          either (i) the REIT does not make more than seven sales of property during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies), (ii) the aggregate adjusted tax bases of the properties sold by the REIT during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies) do not exceed 10% of the aggregate tax bases of all of the assets of the REIT as of the beginning of the taxable year, or (iii) the fair market value of the properties sold by the REIT during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies) do not exceed 10% of the fair market value of all of the assets of the REIT as of the beginning of the taxable year;

•                                          with respect to property that constitutes land or improvements (excluding property  acquired through foreclosure (or deed in lieu of foreclosure) and lease terminations), the property has been held for not less than two years for the production of rental income; and

•                                          if the REIT has made more than seven sales of property during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies), substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT does not derive or receive any income.

We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of the properties consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may contend that one or more of these sales is subject to the 100% penalty tax or income from prohibited transactions.

Penalty Tax.   Any redetermined rents, redetermined deductions or excess interest we generate are subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive do not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We believe that, in all instances in which our taxable REIT subsidiaries provide services to our tenants, the fees paid to our taxable REIT subsidiaries for these services are at arm’s length rates, although the fees paid may not satisfy the safe harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to reflect their respective incomes clearly. If the IRS successfully makes such an assertion, we will be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests.   At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our proportionate share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering by us or a public debt offering by us with a term of at least five years, but the stock or debt instrument qualifies as a “real estate asset” only for the one-year period beginning on the date that we receive the proceeds of the offering.

Second, not more than 25% of the value of our total assets may be represented by securities other than those securities included in the 75% asset test.

Third, except for securities included in the 75% asset test and investments in our qualified REIT subsidiaries and our taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer, except, in the case of the 10% value test, certain “straight debt” securities. Certain types of securities are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company (rather than solely our interest in the capital of the partnership or limited liability company), excluding for this purposes certain securities described in the Code. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

We and three of our direct or indirect subsidiary corporations have elected to treat these subsidiaries as our taxable REIT subsidiaries.  We may have additional taxable REIT subsidiaries in the future. So long as these corporations qualify as taxable REIT subsidiaries, we will not be subject to the 5% value limitation, the 10% voting limitation or the 10% value limitation with respect to our ownership of their securities. We or one or more of our taxable REIT subsidiaries may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any issuer has complied with the 5% asset test, the 10% voting test and the 10% value test. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value. We also own, and may continue to make, loans which must qualify under the “straight debt safe harbor” in order to satisfy the 10% value test described above. We believe that all existing loans have qualified under this safe-harbor. However, there is relatively little authority interpreting this safe-harbor and, as a result, there can be no assurance that the IRS would not take a contrary position.

The asset tests described above must be satisfied at the close of each quarter of our taxable year in which we (directly or through our partnerships, limited liability companies or qualified REIT subsidiaries) acquire securities in the applicable issuer, increase our ownership of securities of the issuer (including as a result of increasing our interest in a partnership or limited liability company which owns the securities), or acquire other assets. For example, our indirect ownership of securities of an issuer through a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes may increase as a result of our capital contributions to the partnership or limited liability company. After initially meeting the asset tests at the close of any quarter as a REIT, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the values of our assets to ensure compliance with the asset tests. In addition, we intend to take any actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we are deemed to have met the 5% and 10% asset tests if (1) the value of our nonqualifying assets does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10 million and (2) we dispose of the nonqualifying assets or otherwise satisfy these tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) a different period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking certain required steps, including (1) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) a different period of time prescribed by Treasury Regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (3) disclosing certain information to the IRS.

Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy these tests for each quarter with respect to which we are required to apply the tests, there can be no assurance that we will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with an asset test in a timely manner and the relief provisions described above do not apply, we will cease to qualify as a REIT.

Distribution Requirements.   To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•                                          90% of our “REIT taxable income”; and

•                                          90% of our after-tax net income, if any, from foreclosure property;

•                                          minus the excess of the sum of certain items of non-cash income items over 5% of our “REIT taxable income,” as described below.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and excluding our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable.

In general, we must pay these distributions in the taxable year to which they relate or in the following taxable year if they are declared before we timely file our tax return for the year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions generally are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This rule applies even with respect to these distributions that relate to the prior year for purposes of our 90% distribution requirement. Notwithstanding this general rule, however, distributions that we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the distribution on or before January 31 of the following calendar year. The amount distributed must not be preferential (specifically, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than according to its distribution rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular ordinary or capital gain (as applicable) corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

Our REIT taxable income might be less than our cash flow as a result of depreciation and other non-cash charges included in computing REIT taxable income. In that event, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we might not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the receipt of income and payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to borrow funds or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

Under certain circumstances, we may be permitted to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will be required, however, to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent the amounts we actually distribute during each calendar year (or in the case of distributions with declaration and record dates falling in October, November, and December of the calendar year, by the end of January immediately following that year) are less than the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year and any undistributed taxable income from prior periods. Any REIT ordinary income and capital gain net income on which an income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the amount of this tax.

Like Kind Exchanges.   We may dispose of properties in transactions intended to qualify as like-kind exchanges under Section 1031 of the Code. Like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at the applicable regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT are not deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, stockholders taxed as individuals currently will be taxed on these dividends at a maximum rate of 15% (the same as the maximum rate applicable to long-term capital gains) for tax years through 2012 (for tax years beginning after 2012, the maximum rate applicable to dividends (other than capital gain dividends) are scheduled to increase to the maximum rate then applicable to ordinary income), and corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. We cannot determine whether, under all circumstances in which we discover a violation of any of these provisions of the Code, we will be entitled to this statutory relief.

Tax Aspects of Partnerships and Limited Liability Companies

General.   We own, directly or indirectly, interests in various partnerships and limited liability companies which we believe are classified properly as partnerships (or disregarded entities) for U.S. federal income tax purposes. We may own additional partnerships and limited liability companies in the future. In general, entities that are classified as partnerships (or disregarded entities) for U.S. federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of these entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We include in our income our allocable share of the foregoing items, based on the partnership or operating agreement, for purposes of computing our REIT taxable income. For purposes of applying the REIT income and asset tests, we include our proportionate share of the income generated by and the assets held by the partnerships and limited liability companies in which we own an interest, including their shares of the income and assets of any subsidiary partnerships and limited liability companies, based on our capital interests in these entities, subject to special rules relating to the 10% asset test described above. See “—Taxation of the Company” above.

Our ownership of interests in partnerships and limited liability companies involves special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships (or disregarded entities), as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, is treated as an association for U.S. federal income tax purposes, the entity will be taxable as a corporation and will be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income will change, and might prevent us from satisfying the asset tests or the income tests described above. See “—Taxation of the Company—Asset Tests” and “—Taxation of the Company—Income Tests” above. This failure might prevent us from qualifying as a REIT. See “—Failure to Qualify” above. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability at the time of this change without any related cash distributions.

Treasury Regulations provide that a domestic business entity not otherwise organized as a corporation (an “eligible entity”) may be classified as a partnership or disregarded entity for U.S. federal income tax purposes. Unless an eligible entity elects to be classified as a corporation for U.S. federal income tax purposes, the entity will be classified as a partnership or disregarded entity for U.S. federal income tax purposes (subject to special rules applicable to entities classified as publicly traded partnerships). All of the partnerships and limited liability companies in which we own an interest do not intend to elect to be classified as a corporation for U.S. federal income tax purposes and intend to claim classification as partnerships or disregarded entities under these Treasury Regulations (and do not intend to operate in a manner to qualify as publicly traded partnerships).  As a result, we believe that these partnerships and limited liability companies will be classified as partnerships or disregarded entities for U.S. federal income tax purposes (and not as publicly traded partnerships).

Allocations of Income, Gain, Loss and Deduction.   A partnership or limited liability company operating agreement generally determines the allocation of income and losses among partners or members. These allocations, however, are disregarded for U.S. federal income tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require allocations of tax items from a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes to respect the economic arrangement of the partners or members, as applicable. If an allocation is not recognized for U.S. federal income tax purposes, the relevant item is reallocated in accordance with the interests of the partners or members in the partnership or limited liability company, as applicable. This reallocation is determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to the item. The allocations of taxable income and loss in each of the partnerships and limited liability companies classified as partnerships for U.S. federal income tax purposes in which we own an interest are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.  As discussed under “—Prohibited Transaction Income” above, under certain circumstances, allocations of income to us attributable to the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business may subject us to a 100% penalty tax on this income.

Tax Allocations With Respect to the Properties.   Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes in exchange for an interest in the partnership or limited liability company, as applicable, must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or loss generally is equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are made solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships or limited liability companies classified as partnerships for U.S. federal income tax purposes in which we own an interest were formed by way of contributions of appreciated property. The relevant partnership or limited liability company operating agreements require that allocations be made in a manner consistent with Section 704(c) of the Code. These allocations might cause us to be allocated (1) lower amounts of depreciation deductions for U.S. federal income tax purposes than would be allocated to us if each contributed property has a tax basis equal to its fair market value at the time of the contribution and (2) taxable gain in the event of a sale of a contributed property in excess of the economic or book income allocated to us as a result of the sale, with a corresponding benefit to the contributing partner or member. As a result, these allocations might make it more difficult for us to satisfy the distribution requirements described above. See “—Taxation of the Company  — Distribution Requirements” above.

Taxation of U.S. Holders

The following summary describes the U.S. federal income tax consequences that are likely to be material to U.S. holders of owning and disposing of our capital stock. This summary deals only with our capital stock held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). A U.S. holder’s tax treatment will vary depending upon the holder’s particular situation, and this discussion does not address all the tax consequences that may be relevant to each holder in light of the holder’s particular circumstances.

Distributions.   Distributions out of our current or accumulated earnings and profits are treated as dividends for U.S. federal income tax purposes and, other than with respect to capital gain dividends and certain amounts that have been previously subject to tax at the corporate level, discussed below, are taxable to U.S. holders as ordinary income. See “—Tax Rates” below. In determining the extent to which a distribution with respect to shares of our capital stock constitutes a dividend, our earnings and profits will be allocated first to distributions with respect to shares of our preferred stock, if any, and then to shares of our common stock. As long as we qualify as a REIT, these distributions are not eligible for the dividends-received deduction in the case of U.S. holders that are corporations.

To the extent that we make distributions on shares of our capital stock in excess of our current and accumulated earnings and profits, the amount of these distributions are treated first as a tax-free return of capital to a U.S. holder. This treatment reduces the U.S. holder’s adjusted tax basis in the U.S. holder’s shares of our capital stock by the amount of the distribution, but not below zero. The amount of any distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in the holder’s shares are taxable as capital gain. The gain is taxable as long-term capital gain if the shares have been held for more than one year at the time of the distribution. Distributions that we declare in October, November, or December of any year and that are payable to a U.S. holder of record on a specified date in any of these months are treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the distribution on or before January 31 of the following calendar year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

In the event that we pay a portion of a dividend to U.S. holders of our capital stock in shares of our capital stock, U.S. holders receiving the distribution of our capital stock may be required to pay tax on the entire amount distributed, including the portion paid in shares of our capital stock, in which case the holders might be required to pay the tax using cash from other sources. If a U.S. holder sells the shares of our capital stock that the holder receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our shares of the class or series of our capital stock at the time of the sale.

Capital Gain Dividends.   Dividends that we properly designate as capital gain dividends are taxable to our U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that the gain does not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. holder has held our capital stock.  We are required to designate which maximum rate bracket is applicable to each category of capital gain dividends, which currently (for tax years through 2012) are taxable to non-corporate U.S. holders at a 15% or 25% rate. If we fail to designate the applicable bracket, all capital gain dividends are taxable to non-corporate U.S. holders at the 25% rate. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Retention of Net Capital Gains.   We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gain. If we make this election, we will pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally will:

•                                          include the holder’s pro rata share of our undistributed net capital gain in computing the holder’s long-term capital gains in the holder’s return for the holder’s taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includible;

•                                          be deemed to have paid the holder’s proportionate share of capital gain tax imposed on us on the designated amounts included in the holder’s long-term capital gains;

•                                          receive a credit or refund for the amount of tax deemed paid by the holder;

•                                          increase the adjusted tax basis of the holder’s capital stock by the difference between the amount of includible capital gains and the tax deemed to have been paid by the holder; and

•                                          in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Qualified Dividend Income.   A portion of distributions out of our current or accumulated earnings and profits may constitute “qualified dividend income” to the extent that the amount is attributable to amounts described below, and we properly designate the amount as “qualified dividend income.” See “—Tax Rates” below. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•                                          the qualified dividend income received by us during the taxable year from regular corporations (including our taxable REIT subsidiaries) or from other REITs (if designated by these REITs as qualified dividend income);

•                                          the excess of any undistributed REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to this undistributed REIT taxable income; and

•                                          the excess of any income recognized during the immediately preceding year attributable to the sale of an asset acquired from a corporation which is, has been or acquired the asset from a C corporation in a transaction in which the tax basis of the asset in our hands is determined by reference to the tax basis of the asset in the hands of the C corporation over the federal income tax paid by us with respect to the built-in gain. See “—Taxation of the Company —General” above.

Passive Activity Losses and Investment Interest Limitations.   Income or gain to a U.S. holder from distributions we make or arising from the sale or exchange by the U.S. holder of shares of our capital stock is not treated as passive activity income. As a result, a U.S. holder generally is not permitted to apply any “passive losses” against this income or gain. A U.S. holder generally may deduct investment interest only to the extent of the amount of the holder’s investment income. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of shares of our capital stock and qualified dividend income as investment income for purposes of computing this investment interest limitation, but in this case, the holder is taxed at ordinary income tax rates on the amount of this income or gain. Income from other distributions made by us, generally is treated as investment income for purposes of computing the investment interest limitation (without regard to whether the holder makes an election).

Dispositions of Shares of Our Capital Stock.   If a U.S. holder sells or disposes of shares of our capital stock to a person other than us, the holder recognizes gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder’s adjusted tax basis in the shares at the time of the sale or other disposition. This gain or loss, except as provided below, is long-term capital gain or loss if the holder has held shares of our capital stock for more than one year at the time of the sale or other disposition. If, however, a U.S. holder recognizes loss upon the sale or other disposition of shares of our capital stock that the holder has held for six months or less, after applying certain holding period rules, the loss recognized is treated as long-term capital loss to the extent the U.S. holder has received distributions from us which have been required to be treated as long-term capital gains.

Net Investment Income.  Recently enacted amendments to the Code generally impose a tax of 3.8% on certain individuals for taxable years beginning after December 31, 2012, on the lesser of (a) the individual’s “net investment income” for the taxable year or (b) the excess of (i) the individual’s modified adjusted gross income for the taxable year over (ii) a threshold amount.  Net investment income generally is specified types of income earned by the individual, including gross income from dividends on and net gain from a sale or exchange of shares of our capital stock, less certain deductions.  The threshold amount applicable to an individual generally is equal to $250,000 for married individuals filing jointly or $200,000 for other individuals.  This new tax generally applies to certain estates and trusts with net investment income based on rules similar to the rules applicable to individuals to determine the amount of income subject to the tax.  U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our capital stock.

Backup Withholding and Information Reporting.  A U.S. holder may be subject to backup withholding with respect to income from distributions on shares of our capital stock or with respect to proceeds received from a disposition of shares of our capital stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. Each U.S. holder is subject to backup withholding if the holder is not otherwise exempt and the holder (1) fails to furnish the holder’s TIN, which, for an individual, is ordinarily his or her social security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that the holder has failed to report properly payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder generally is entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding and Reporting Requirements Relating to Foreign Accounts.  A U.S. holder that beneficially owns shares of our capital stock directly or indirectly through a foreign financial institution or non-financial foreign entity might be affected by recently enacted amendments to the Code, as supplemented by IRS Notice 2011-53, prior IRS notices and proposed Treasury Regulations, that impose additional withholding and reporting requirements on foreign financial institutions and non-financial foreign entities described under “—Taxation of Non-U.S. Holders—Additional Withholding and Reporting Requirements Relating to Foreign Accounts” below.  U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our capital stock.

Tax Rates.   The maximum tax rate for U.S. holders that are non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” generally has been reduced to 15% for tax years through 2012 (although depending on the characteristics of the assets which produce these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally has been reduced to 15% (for tax years through 2012) provided that the holder has held the capital stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which this capital stock became ex-dividend with respect to the relevant distribution. In general, income from distributions paid by REITs is not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the income is attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that has been subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). See “—Taxation of U.S. Holders —Qualified Dividend Income” above. The provisions of the U.S. federal income tax laws relating to the reduced 15% tax rate currently are scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2012, at which time the maximum rate applicable to long-

term capital gains tax rate will be increased to 20%, and the maximum rate applicable to dividends (other than capital gain dividends) will be increased to the maximum rate then applicable to ordinary income.

Taxation of Tax-Exempt Stockholders

A tax-exempt stockholder generally is not subject to U.S. federal income taxation, except to the extent of income that constitutes unrelated business taxable income. Income from distributions paid by us and gain of a tax-exempt stockholder arising upon a sale of shares of our capital stock generally is not unrelated business taxable income to the tax-exempt stockholder, except as described below. This income or gain is unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property, the acquisition or holding of which is financed through a borrowing by a tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in shares of our capital stock constitutes unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in shares of our capital stock. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the income from distributions paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain tax-exempt organizations or trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if the REIT is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if the REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we believe that we currently are not, and expect that we will continue not to be, classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our tax-exempt stockholders. Because shares of our capital stock are publicly traded, however, we cannot guarantee that this treatment always will be the case.

Taxation of Non-U.S. Holders

The following discussion addresses the rules governing U.S. federal income taxation of the ownership and disposition of shares of our capital stock by non-U.S. holders. These rules are complex, and no attempt is made in this discussion to provide more than a brief summary of the rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances and does not address any state, local or foreign tax consequences. We urge each non-U.S. holder to consult the holder’s tax advisor to determine the impact of federal, state, local and foreign income tax laws on the purchase, ownership, and disposition of shares of our capital stock, including any reporting requirements.

Distributions.  Income from distributions paid by us to a non-U.S. holder that is neither attributable to gain from the sale or exchange of United States real property interests nor designated by us as capital gain dividends is treated as dividends of ordinary income to the extent that the distributions are made out of our current or accumulated earnings and profits. Income from distributions paid by us ordinarily is subject to withholding of U.S. federal tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty unless the income from the distributions is treated as effectively connected with the conduct by the non-U.S. holder of a United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder). Under certain income tax treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption (and, if certain tax treaties apply, permanent establishment exemption). Income from distributions that is treated as effectively connected with a trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) is subject to federal tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. holders are subject to federal tax, and this income generally is not subject to withholding. Income from distributions paid by us to a non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to a 30% rate (or lower rate as may be prescribed under an applicable income tax treaty) of the holder’s earnings and profits for the taxable year, subject to adjustments, that are attributable to income that is effectively connected with the holder’s conduct of a United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder).  In the event that we pay a portion of a distribution to holders of a class or series of our capital stock in shares of our capital stock, any withholding requirement applicable with respect to the income from the distribution to a non-U.S. holder applies to the portion of the distribution that is paid in shares of our capital stock, in addition to any amount paid as cash.

We are required to withhold U.S. federal income tax at the rate of 30% on any income from distributions paid by us to a non-U.S. holder unless:

•                                          a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with us evidencing eligibility for the reduced treaty rate (including treaty benefits relating to a permanent establishment of a non-U.S. holder); or

•                                          the non-U.S. holder files an IRS Form W-8ECI with us claiming that the income from the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits are not taxable to a non-U.S. holder to the extent that the distributions do not exceed the non-U.S. holder’s adjusted tax basis in the holder’s shares of our capital stock, but rather the amount of these distributions reduces the adjusted tax basis of the holder’s shares of our capital stock. To the extent that the amount of these distributions exceed a non-U.S. holder’s adjusted tax basis in the holder’s shares of our capital stock, this amount is taxable as gain from the sale or exchange of the holder’s shares of our capital stock. The tax treatment of this gain is described below.

For withholding purposes, we generally have treated and expect to continue to treat all distributions as made out of our current or accumulated earnings and profits. A portion of amounts withheld, however, generally should be refundable to a non-U.S. holder if the amount is determined subsequently to be a distribution that was, in fact, in excess of our current and accumulated earnings and profits.  A distribution in excess of our current and accumulated earnings and profits and a non-U.S. holder’s tax basis in the shares of our capital stock to which the distribution relates is treated as gain from the sale of exchange of the shares.  The U.S. federal income tax treatment of this gain is described under “—Taxation of Non-U.S. Holders — Sale of Shares of Our Capital stock” below.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.   Income from distributions paid by us to a non-U.S. holder that we properly designate as capital gain dividends, other than income arising from the disposition of a United States real property interest, generally should not be subject to U.S. federal taxation, unless:

(1)                                 the investment in the non-U.S. holder’s shares of our capital stock is treated as effectively connected with the holder’s United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), in which case the holder is subject to the same treatment as U.S. holders with respect to the gain, except that a non-U.S. holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed under “—Taxation of Non-U.S. Holders — Distributions” above; or

(2)                                 the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual is subject to a 30% tax on the individual’s capital gains.

Pursuant to FIRPTA (the Foreign Investment in Real Property Tax Act of 1980), income from distributions paid by us to a non-U.S. holder that is attributable to gain from the sale or exchange of United States real property interests (whether or not designated as capital gain dividends) is treated as income effectively connected with a United States trade or business. Non-U.S. holders generally are taxed on the amount of this income at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. We also are required to withhold and to remit to the IRS 35% of the amount treated as gain from the sale or exchange of United States real property interests. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. Income from a distribution paid by a REIT to a non-United States stockholder with respect to any class of stock which is regularly traded on an established securities market located in the United States, however, is not subject to taxation under FIRPTA, and therefore, is not subject to the 35% U.S. withholding tax described above, but only if the non-United States stockholder does not own more than 5% of the class of stock at any time during the one-year period ending on the date of the distribution. Instead, this income is treated as ordinary dividend distributions, generally subject to withholding at the 30% rate or lower treaty rate discussed above. Shares of our common stock currently are, and we expect the shares to continue to be, regularly traded on a market that we believe qualifies as an established securities market. If we issue a class or series of preferred stock, we would expect to apply to list the shares of that class or series on what we believe will qualify as an established securities market with the intent that such shares will be regularly traded.  Thus, income from distributions paid by us to non-U.S. holders who do not own more than 5% of the shares of the applicable class or series of our capital stock generally should not be subject to taxation under FIRPTA, or the corresponding 35% withholding tax, but rather, income from distributions paid by us to such a non-U.S. holder that is attributable to gain from the sale or exchange of United States real property interests is treated as ordinary dividend distributions.

Retention of Net Capital Gains.   Although the law is not clear on the matter, we believe that amounts designated by us as retained capital gains in respect of the shares of our capital stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as the treatment of actual distributions by us of capital gain dividends. Under this approach, a non-U.S. holder is permitted to offset as a credit against the holder’s U.S. federal income tax liability resulting from the holder’s proportionate share of the tax we pay on retained capital gains, and to receive from the IRS a refund to the extent the holder’s proportionate share of the tax paid by us exceeds the holder’s actual U.S. federal income tax liability.

Sale of Shares of Our Capital stock.   Gain recognized by a non-U.S. holder upon the sale or exchange of shares of our capital stock generally is not subject to United States taxation unless the shares constitute “United States real property interests” within the meaning of FIRPTA. Shares of our capital stock constitute “United States real property interests” if we are not a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of the shares of its stock is held directly or indirectly by non-United States stockholders. We believe, but cannot guarantee, that we have been and are a “domestically controlled qualified investment entity.” Even if we have been and currently are a “domestically controlled qualified investment entity,” because shares of our capital stock are publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale or exchange of shares of our capital stock not otherwise subject to taxation under FIRPTA is taxable to a non-U.S. holder if either (1) the investment in shares of our capital stock is treated as effectively connected with the non-U.S. holder’s United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) or (2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a “domestically controlled qualified investment entity,” upon disposition of shares of our capital stock (subject to the 5% exception applicable to “regularly traded” stock described below), a non-U.S. holder may be treated as having gain from the sale or exchange of United States real property interests if the non-U.S. holder (1) disposes of the holder’s shares of our capital stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, other shares of our capital stock within a 61-day period beginning with the first day of the 30-day period described in the immediately preceding clause (1).

Even if we are not a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells or exchanges the holder’s shares of our capital stock, gain arising from a sale or exchange of a non-U.S. holder’s shares of a class or series of our capital stock is not subject to taxation under FIRPTA as a sale of “United States real property interests” if:

(1)                                 shares of the class or series of our capital stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as the New York Stock Exchange; and

(2)                                 the non-U.S. holder owns, actually and constructively, 5% or less of the shares of the class or series of our capital stock throughout the five-year period ending on the date of the sale or exchange.

Shares of our common stock currently are, and we expect the shares to continue to be, regularly traded on an established securities market. If we issue a class or series of preferred stock, we would expect to apply to list the shares of that class or series on what we believe will qualify as an established securities market with the intent that such shares will be regularly traded.  Thus, even if we are not a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells or exchanges the holder’s shares of a class or series of our capital stock, as long as that class or series continues to be regularly traded on an established securities market at that time and the non-U.S. holder does not own more than 5% of the shares of the class or series of our capital stock, gain arising from the sale of the holder’s shares of our capital stock should not be subject to taxation under FIRPTA as a sale of “United States real property interests.” If gain on the sale or exchange of a non-U.S. holder’s shares of our capital stock is subject to taxation under FIRPTA, the non-U.S. holder is subject to regular U.S. federal income tax with respect to the gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).  In addition, if at the time of the sale or exchange of shares of a class or series of our capital stock, the shares of the class or series are not regularly traded on an established securities market, then the purchaser of the shares of the class or series of our capital stock will be required to withhold and remit an amount equal to 10% of the purchase price to the IRS.

Backup Withholding Tax and Information Reporting.  A non-U.S. holder, in general, is not subject to backup withholding with respect to payments that we make to the holder provided that we do not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, and the holder has given us the statement described above under “— Taxation of Non-U.S. Holders — Distributions.” In addition, a non-U.S. holder is not subject to backup withholding with respect to the proceeds of the sale of shares of our capital stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to each non-U.S. holder the amount of, and the tax withheld with respect to, the income from any distributions paid to the holder, regardless of whether any tax actually is withheld. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the holder resides.

Additional Withholding and Reporting Requirements Relating to Foreign Accounts.  Recently enacted amendments to the Code generally impose a U.S. federal withholding tax of 30% on certain types of payments made to a foreign financial institution or a non-financial foreign entity after December 31, 2012, including distributions made with respect to our capital stock and gross proceeds from the sale or exchange of shares of our capital stock. The IRS released a notice and the Treasury Department has promulgated proposed Treasury Regulations, however, delaying implementation of these rules with respect to payments such as distributions made with respect to our capital stock until January 1, 2014, and with respect to payments such as gross proceeds from sales or exchanges of our capital stock until January 1, 2015. After the applicable effective date with respect to a payment, the 30% withholding tax will apply (i) to  a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. government to undertake to obtain and provide to the U.S. tax authorities substantial information regarding certain direct and indirect U.S. accountholders and to collect the withholding tax on payments to certain accountholders (generally where the actions of the accountholders prevent compliance with reporting and other requirements), and the foreign financial institution meets certain other specified requirements or (ii) to a non-financial foreign entity unless the non-financial foreign entity certifies that it does not have any direct or indirect substantial U.S. owners or provides the name, address and taxpayer identification number of each direct and indirect substantial U.S. owner, and the non-financial foreign entity meets certain other specified requirements.  Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of any withholding taxes.  Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our capital stock.

Tax Basis and Other Information Reporting

Brokers are subject to information reporting requirements relating to certain transactions involving shares of our capital stock acquired on or after January 1, 2011 by a stockholder other than an exempt recipient (“covered stock”). Specifically, upon the transfer or redemption of shares of covered stock, the broker must report certain information to the stockholder and the IRS, including the adjusted tax basis of the shares and whether any gain or loss recognized on the transfer or redemption is long-term or short-term. Unless the stockholder informs a broker otherwise, shares to be transferred or redeemed will be chosen using the broker’s default method. You are encouraged to consult your tax adviser about what method is best in your particular circumstances.

If we take an organizational action such as a stock split, merger, or acquisition that affects the tax basis of shares of covered stock, we will report to each stockholder and the IRS (or post on our primary public Web site) a description of the action and the quantitative effect of that action on the tax basis of the applicable shares. Although corporations generally qualify as exempt recipients, an S corporation will not qualify as an exempt recipient with respect to shares of our capital stock that the S corporation acquires on or after January 1, 2012.  Thus, the transfer or redemption of shares of our capital stock acquired by an S corporation on or after January 1, 2012 will be subject to the reporting requirements discussed above.

Brokers may be subject to transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011). Transfer statements, however, are issued only between “brokers” and are not issued to stockholders or the IRS.

Stockholders are encouraged to consult their tax advisors regarding the application of the information reporting rules discussed above to their investment in our capital stock.

Other Tax Consequences

State, local and foreign tax laws may differ substantially from the corresponding federal tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. Each of our stockholders should consult the stockholder’s tax advisor regarding the effect of state, local and foreign tax laws with respect to our tax treatment as a REIT and on an investment in shares of our capital stock.